STROOCK & STROOCK & LAVAN LLP

180 Maiden Lane

New York, New York 10038

May 5, 2008

VIA EDGAR

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention: Christina DiAngelo

Re:	BNY Mellon Funds Trust (File Nos.: 811-9903; 333-149912)
Dreyfus Institutional Reserves Funds (File Nos.: 811-22169, 333-149911)
Dreyfus Premier Investment Funds, Inc. (File Nos.: 811-6490; 333-149910)
Dreyfus Tax Exempt Cash Management Funds (File Nos.: 811-3954; 333-149907)
The Dreyfus/Laurel Funds, Inc. (File Nos.: 811-5207; 333-149913)
The Dreyfus/Laurel Funds Trust (File Nos.: 811-0524; 333-149909)
Registration Statements on Form N-14

Ladies and Gentlemen:

We are writing on behalf of each of the above-referenced Registrants in response to your request for supplemental information received by telephone from Christina DiAngelo of the staff (the "Staff") of the Securities and Exchange Commission (the "Commission"), to Nicole M. Runyan, on April 17, 2008, April 18, 2008 and April 22, 2008, relating to the above-referenced Registration Statements. Set forth below are the Staff's comments and our responses thereto. Capitalized terms used herein and not otherwise defined are used with the meanings assigned to them in the Registration Statements.

Fees and Expenses Tables

1.

Staff Comment. For each Registration Statement, please supplementally explain why each BNY Fund, Dreyfus Fund and Mellon Fund calculated its "annual fund operating expenses" as of January 31, 2008 instead of using the fund's most recent fiscal year end.

Response. Each BNY Fund, Dreyfus Fund and Mellon Fund calculated its "annual fund operating expenses" as of January 31, 2008 to provide more current expense ratios than would have been available if the funds used expense ratios as of their most recent fiscal year end, which ranged from August 31, 2007 (for the Mellon Funds), to October 31, 2007 (for the portfolios of The Dreyfus/Laurel Funds, Inc.) to December 31, 2007 (for the portfolios of The Dreyfus/Laurel Funds Trust and each BNY Fund). As discussed with the Staff, the pro forma date to calculate a fund's "annual fund operating expenses" is not at issue for the Dreyfus Successor Funds and Mellon Successor Funds, which were formed for the sole purpose of acquiring the corresponding BNY Fund's assets in the relevant Reorganization. Additionally, none of the funds' expense ratios as of January 31, 2008 are materially different from the funds' expenses ratios as of their most recent fiscal year end.

2.

Staff Comment. For each Registration Statement, please review the fees and expenses tables line item "Fee waiver and/or expense reimbursement" and confirm that the fee waiver for each BNY Fund, where applicable, is a contractual arrangement. If the waiver is voluntary and may be terminated by the BNY Funds' investment adviser at any time, please remove the fee waiver from the table and place the disclosure in an appropriate footnote.

Response. Each Registration Statement has been revised to reflect that the fee waiver arrangement for each BNY Fund is contractual. The BNY Funds filed a supplement to their prospectuses on April 17, 2008 to disclose this arrangement. The Registration Statements for Dreyfus Institutional Reserves Funds and Dreyfus Tax Exempt Cash Management Funds also have been revised to remove the disclosure stating that the BNY fee waiver arrangements were voluntary.

3.

Staff Comment. In the Registration Statement filed by BNY Mellon Funds Trust, for the two Reorganizations involving Mellon Small Cap Stock Fund, please review the Class M and Investor Class columns for the Mellon Fund and revise the disclosure to accurately reflect the Mellon Fund's waiver arrangement as of March 31, 2008. The current disclosure includes a contractual fee waiver that may only be appropriate for the Pro Forma After Reorganization Mellon Fund.

Response. The fee tables have been revised to remove the contractual fee waiver arrangement for the Class M and Investor Class columns for the Mellon Fund.

4.

Staff Comment. For each Registration Statement, as appropriate, please review each fund's load structure. If a fund charges a front-end or back-end sales load, please revise the fees and expenses table to add the sales load and any other relevant shareholder fees. Please see the form of fee table in Item 3 to Form N-1A.

Response. As stated in the narrative sections in the body of the relevant Registration Statementand in the introductory paragraph to the relevant Expense examples, the Expense examples do reflect the maximum applicable sales loads. The only funds that charge a sales load are the Class A shares of the BNY Funds and the Class A shares of certain of the Dreyfus Successor Funds that are series of Dreyfus Premier Investment Funds, Inc. None of the Mellon Funds or the other Dreyfus Funds willcharge a sales load, either in connection with the proposed Reorganizations or going forward after the Reorganizations are completed. As stated in the relevant Registration Statement, the Class A shares of the Dreyfus Successor Funds received by Class A shareholders of the BNY Funds (i) will not charge a sales load in connection with the Reorganization and (ii) shortly after the Reorganization is completed, will be converted to Class I shares of the Dreyfus Successor Fund, and will not charge a sales load going forward. As such, the BNY shareholders will pay no sales loads either in connection with any proposed Reorganization or going forward after the Reorganizations are completed. As such, we believe the narrative disclosure in the body of the relevant Registration Statement and introductory paragraph to the Expense examples is sufficient, and further believe that adding sales loads to the fees and expenses tables will confuse BNY shareholders as to their actual costs in connection with the proposed Reorganizations.

5.

Staff Comment. In the Registration Statement filed by Dreyfus Premier Investment Funds, Inc., for the Reorganization involving Dreyfus Enhanced Income Fund, please review the footnote to the fee table describing the BNY Fund's breakpoints in its advisory schedule. The current disclosure is inconsistent with the breakpoint schedule disclosed in the BNY Fund's 2007 Annual Report to Shareholders. Please supplementally confirm to the Staff that the disclosure in the Registration Statement is correct or revise the disclosure accordingly.

Response. The description of the BNY Fund's advisory fee schedule contained in the footnote to the fee table is correct. The BNY Fund pays an advisory fee at the annual rate of 0.10% of the value of the BNY Fund's average daily net assets up to $300 million, 0.095% of the next $200 million of such assets, and 0.09% of the value of such assets over $500 million.

Expense Examples

6.

Staff Comment. In each Registration Statement, as applicable, please review the introductory paragraph to the Expense example. Please consider disclosing the specific termination date of the waiver by the Dreyfus Fund and/or Mellon Fund, where applicable, to conform to the disclose contained in the definitive version of the Funds' prospectuses filed on Form N-1A.

Response. In each Registration Statement, as applicable, as disclosed in the paragraph under "Expenses," the waiver will remain in effect for two years after the consummation of the Reorganization, currently anticipated to occur on or about September 12, 2008. If the Reorganization were to be consummated in October 2008 or thereafter, the waiver would continue for at least two years from that date. We believe such disclosure is sufficient. The relevant prospectuses filed on Form N-1A disclose that the waivers will continue until at least September 30, 2010. After the consummation of the Reorganizations, the prospectuses will be revised to reflect such consummation and, if they occur after September 30, 2008, the waiver will be disclosed as continuing for two years thereafter.

7.

Staff Comment. For each Registration Statement, as applicable, please review the language in the introductory paragraph concerning the two-year contractual waiver arrangement for each Dreyfus Fund and/or Mellon Fund. Please confirm that, where appropriate, the two-year waiver arrangement is disclosed. Please also confirm that the 3-, 5- and 10-year examples assume the funds' net fees under the contractual arrangement.

Response. We have asked Dreyfus to review the relevant Expense examples, and will make the appropriate changes in the definitive versions of the Proxy Statement/Prospectuses to be filed by each Registrant with the Commission pursuant to Rule 497 under the Securities Act of 1933, as amended.

Capitalization Tables and Pro Forma Financial Statements

8.

Staff Comment. Please supplementally explain why certain of the pro forma financial statements filed with the Registration Statements are not based off the most recently ended fiscal period for the acquiring Dreyfus Fund and/or Mellon Fund.

Response. As most of the BNY Funds and the corresponding Dreyfus Fund or Mellon Fund have different fiscal year ends, a decision was made to base each set of pro forma financial statements off the most current possible date, giving consideration to (i) the interest in providing shareholders more current information and (ii) the time necessary to prepare and review the pro forma financial statements for the relevant acquiring Dreyfus Fund and/or Mellon Fund. Thus, in certain instances, the pro forma financial statements are based off a date subsequent to an acquiring Dreyfus Fund and/or Mellon Fund's most recently completed fiscal period. The Registrants also sought to use the same date in the capitalization tables and the pro forma financial statements, as the Staff has raised the issue of inconsistent dating of the capitalization tables and the financial statements in December 2006. A copy of that letter is available upon request.

9.

Staff Comment. For each Dreyfus Successor Fund and Mellon Successor Fund, please revise and update the capitalization tables to a date within 30 days of the date the relevant Registration Statement was filed.

Response. We request that this comment be waived for the reasons stated in response to Staff Comment No. 8. As discussed with the Staff generally, given the large number of Registration Statements being prepared, filed, reviewed and mailed to shareholders on or about the same time, Dreyfus attempted to provide shareholders with the most currently available information, while, at the same time, electing to make the dates that such information was provided consistent across the Registration Statements. Each of the Registrants undertakes to continue to review, on a month-end basis, the financial information provided to shareholders in the Registration Statements and will promptly notify shareholders of any materials changes to that information prior to the shareholder meetings to be held in July 2008. Given the number of funds included in the integration project, the Staff's proposed change would impose a burden on fund management and delay the integration by weeks. Going forward, we will instruct fund management to prepare pro forma capitalization information as of a date within thirty days of the filing of the registration statement on Form N-14 in instances where no pro forma financial statements also are provided.

10.

Staff Comment. In the Registration Statement filed by BNY Mellon Funds Trust, for the two Reorganizations involving Mellon Small Cap Stock Fund, please revise the capitalization tables to assume that the shareholders of each BNY Fund (BNY Hamilton Small Cap Growth Fund and BNY Hamilton Small Cap Core Equity Fund) approve the relevant Reorganization, instead of showing separate tables for each Reorganization.

Response. The requested change has been made. The capitalization table has been revised to assume that the shareholders of each BNY Fund (BNY Hamilton Small Cap Growth Fund and BNY Hamilton Small Cap Core Equity Fund) approve the relevant Reorganization.

11.

Staff Comment. In the Registration Statement filed by The Dreyfus/Laurel Funds Trust, for the Reorganization involving Dreyfus Premier Limited Term High Yield Fund, please review the amount provided under "Total Net Assets" for Class I shares in the capitalization table against the Total Net Assets provided in the pro forma financial statements. These numbers are inconsistent. Please revise the information to provide the correct total net assets of the Dreyfus Fund's Class I shares.

Response. The total net asset information provided in the Registration Statement has been reviewed and revised accordingly. The information in the capitalization table has been revised to reflect the information provided in the pro forma financial statements.

12.

Staff Comment. For each set of pro forma financial statements, please (i) include a footnote at the end of the Schedule of Investments noting that as of the date of the pro forma financial statements, all of the securities held by the BNY Fund comport with the investment strategies/restrictions of the Dreyfus Fund or Mellon Fund, as applicable, and (ii) provide additional detail in the footnotes to the Statement of Operations to more fully explain the adjusted amounts.

Response. The requested disclosure has been added.

General

13.

Staff Comment. Please revise the Registration Statements for the Dreyfus Pre-existing Funds and the Mellon Pre-existing Funds and, to the extent appropriate, include disclosure about the corresponding BNY Fund's capital loss carryforwards for the most recent fiscal year end.

Response. The requested disclosure has been added to the Registration Statements for the Dreyfus Pre-existing Funds and the Mellon Pre-existing Funds. The Registration Statements disclose the amount of the corresponding BNY Fund's capital loss carryforwards for the fiscal year ended December 31, 2007.

14.

Staff Comment. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the Staff to be certain that they have provided all information investors require. Since the Registrants and fund management are in possession of all facts relating to the Registrants' disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made. In connection with responding to our comments, please provide, in writing, a statement from each Registrant acknowledging that:

•	the Registrant is responsible for the adequacy and accuracy of the disclosure in the filings;
•	Staff comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the Commission from taking any action with respect to the filing; and
•	the Registrant may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Response. The requested letter from each Registrant is filed with this letter.

As discussed with the Staff, the Registrants and The Dreyfus Corporation acknowledge the Staff's positions related to the dating of the expense tables, capitalization tables and pro forma financial statements and will conform the disclosure in future Registration Statements on Form N-14 filed by The Dreyfus Family of Funds and its affiliates to the Staff's positions.

Should members of the Staff have any questions or comments regarding our supplemental response, please contact me at 212.806.6443 or, in my absence, contact David Stephens at 212.806.6138.

Very truly yours,
/s/ Nicole M. Runyan
Nicole M. Runyan

cc:	David Stephens
Jeff Prusnofsky

THE DREYFUS FUNDS

200 Park Avenue

New York, New York 10166

May 5, 2008

VIA EDGAR

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention: Christina DiAngelo

Re:	BNY Mellon Funds Trust (File Nos.: 811-9903; 333-149912)
Dreyfus Institutional Reserves Funds (File Nos.: 811-22169, 333-149911)
Dreyfus Premier Investment Funds, Inc. (File Nos.: 811-6490; 333-149910)
Dreyfus Tax Exempt Cash Management Funds (File Nos.: 811-3954; 333-149907)
The Dreyfus/Laurel Funds, Inc. (File Nos.: 811-5207; 333-149913)
The Dreyfus/Laurel Funds Trust (File Nos.: 811-0524; 333-149909)
Registration Statements on Form N-14

Ladies and Gentlemen:

At the request of the staff (the "Staff") of the Securities and Exchange Commission (the "Commission"), each of the undersigned Registrants acknowledge the following:

•	the Registrant is responsible for the adequacy and accuracy of the disclosure in the filing;
•	Staff comments or changes to disclosure in response to Staff comments in the filing reviewed by the Staff do not foreclose the Commission from taking any action with respect to the filing; and
•	the Registrant may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

BNY MELLON FUNDS TRUST
DREYFUS INSTITUTIONAL RESERVES FUNDS
DREYFUS PREMIER INVESTMENT FUNDS, INC.
DREYFUS TAX EXEMPT CASH MANAGEMENT FUNDS
THE DREYFUS/LAUREL FUNDS, INC.
THE DREYFUS/LAUREL FUNDS TRUST

By: /s/ Jeff Prusnofsky
Name: Jeff Prusnofsky
Title: Vice President